Mail Stop 3561

September 25, 2006

Gretchen L. Jahn
President and Chief Executive Officer
Mooney Aerospace Group LTD.
165 Al Mooney Road North
Kerrville, Texas 78028

      RE: **Mooney Aerospace Group, LTD.**
               Form 10-KSB for the Fiscal Year Ended December 31, 2005
               Form 10-KSB for the Fiscal Year Ended December 31, 2004

               File No. 000-21749

Dear Mrs. Jahn:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                         Sincerely,

                         Linda Cvrkel
                         Branch Chief

Via facsimile: Barry Hodkin, Chief Financial Officer
                    (830)792-2943
                    Neil H. Aronson
                    (617)542-2241